Exhibit (a)(5)(E)

FILED BY CLERK

KS. DISTRICT COURT

THIRD JUDICIAL DIST.

TOPEKA, KS

2014 JAN 31 P 12:35

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

LOUISIANA MUNICIPAL POLICE EMPLOYEES’ RETIREMENT SYSTEM, on behalf of itself and all other similarly situated stockholders of CEC Entertainment, Inc.,

Plaintiff,

v.

RICHARD M. FRANK, MICHAEL H. MAGUSIAK, TOMMY FRANKS, TIM T. MORRIS, LOUIS P. NEEB, CYNTHIA PHARR LEE, BRUCE M. SWENSON, WALTER TYREE, RAYMOND E. WOOLDRIDGE, CEC ENTERTAINMENT, INC., APOLLO GLOBAL MANAGEMENT, LLC, APOLLO MANAGEMENT VIII, L.P., QUESO HOLDINGS INC., AP VIII QUESO HOLDINGS L.P., AND Q MERGER SUB INC.,

Defendants.

Case No. 14C97

Division 1

Chapter 60

VERIFIED CLASS ACTION PETITION

Plaintiff Louisiana Municipal Police Employees’ Retirement System (“Plaintiff” or “LAMPERS”), by and through its undersigned counsel, upon knowledge to itself and upon information and belief as to all other matters alleges as follows:

NATURE OF THE ACTION

1. This is a stockholder class action on behalf of the public stockholders of CEC Entertainment Inc. (“CEC” or the “Company”), a Kansas corporation, relating to the recklessly rushed and unfair sale of CEC, by the members of the CEC’s board of directors (the “Board or the “Individual Defendants”), to Apollo Global Management, LLC, Apollo Management VIII, L.P., AP VIII Queso Holdings L.P., Queso Holdings Inc., and Q Merger Sub Inc. (collectively, “Apollo”). As explained below, while public corporation mergers routinely take place only after a fair and lengthy sales effort, the Board and its advisors are openly flaunting and crossing the established lines of normal corporate practice by announcing their “shotgun” merger on January 16, 2014, and attempting to close it just a few weeks later (the “Proposed Buyout”).

2. CEC is a publicly traded family dining and entertainment company. The Company develops, operates, and franchises family dining and entertainment centers under the brand name “Chuck E. Cheese’s” in 47 states and eight foreign countries. As of December 30, 2012, CEC and its franchisees operated 565 entertainment centers where “a kid can be a kid” (514 Company-owned centers and 51 franchise outlets). CEC has a solid business plan and a bright future, with increasing profits domestically and abroad. On October 31, 2013, CEC announced, for example, that it expected to open eight or nine new Company-owned stores in 2013 as well as twelve to fifteen new Company-owned stores in 2014.

3. Pursuant to the terms of the Proposed Buyout, Apollo will acquire all of CEC’s outstanding stock for $54 per share pursuant to a tender offer set to expire on February 14, 2014 (the “Tender Offer”) in a deal valued at approximately $1.3 billion. Upon completion of the Proposed Buyout, CEC will become a wholly-owned subsidiary of Apollo (through Defendant Queso Holdings, Inc.).

4. Under Kansas law, the Board was obligated to seek maximum value for CEC shares in negotiating the Proposed Buyout. The Board failed to do so, and instead agreed to a Proposed Buyout at an unfair price that is the result of an inexplicably rushed and deeply flawed process—a process that conflicted CEC insiders and the Board’s financial advisor (Goldman Sachs) structured to benefit themselves at the expense of CEC’s shareholders.

5. In connection with the Proposed Buyout, the Board failed to adequately discharge its fiduciary duties by, inter alia: (i) failing to ensure that CEC shareholders will receive maximum value for their shares; (ii) allowing CEC senior management to negotiate on behalf of the Company, despite senior management’s entitlement to payment of $59.5 million in cash upon consummation of the Proposed Buyout; (iii) approving the Poison Pill (defined below) which ensures that, for all potential acquirers other than Apollo, the Company is prohibitively expensive; (iv) agreeing in the merger agreement dated January 15, 2014 (the “Merger Agreement”) to a no solicitation provision, with the exception of a limited and illusory two-week “go-shop” process to engage with a single potential acquirer; (v) agreeing in the Merger Agreement to a provision that prevents the Board from granting any agreement to “terminate, amend, release, modify or fail to enforce” a standstill agreement for 11 potential bidders who signed a confidentiality and standstill agreements; (vi) giving Apollo five (5) business days to match any competing proposal from a third party (the “Matching Rights”); agreeing to a punitive termination fee, which requires CEC to pay Apollo $46.6 million if CEC accepts a “Superior Proposal”; (vii) failing to disclose material facts in the Proxy concerning the process that led to the Proposed Buyout.

6. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to CEC’s shareholders and to enjoin the close of the Proposed Buyout until this misconduct is addressed. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the threat of immediate and irreparable injury posed by Defendants’ actions.

THE PARTIES

7. Plaintiff LAMPERS is a pension fund and retirement system created for the purpose of providing retirement benefits for full-time municipal police officers and employees in the State of Louisiana. LAMPERS has been a shareholder of CEC at all relevant times.

8. Defendant CEC is a Kansas corporation with principal executive offices located at 4441 West Airport Freeway, Irving, Texas 75062. CEC is a family dining and entertainment business. CEC trades on the New York Stock Exchange (“NYSE”) under the symbol “CEC.”

9. Defendant Richard M. Frank (“Frank”) has been Executive Chairman of the Company since December 2008. From March 1986 to December 2008, Frank served as Chairman and CEO of the Company since June 1985. He served as President and Chief Operating Officer (“COO”) from June 1985 until October 1988. He joined the Company in 1985. Since February 2006, Frank has served as a director of Westwood Holdings Group, Inc.

10. Defendant Michael H. Magusiak (“Magusiak”) has been a member of the Board since 1988. Magusiak was elected President of the Company in June 1994 and CEO in December 2008. He previously served as Executive Vice President, Chief Financial Officer (“CFO”) and Treasurer of the Company from June 1988 to June 1994. He was Vice President of the Company from October 1987 to June 1988 and Controller of the Company from July 1987 to January 1989.

11. Defendant Retired General Tommy Franks (“General Franks”) has been a member of the Board since March 2008. General Franks is a member of the Board’s Compensation Committee. Since 2003, General Franks has operated Franks & Associates, LLC, a private consulting firm.

12. Defendant Tim T. Morris (“Morris”) has been a director of the Company since 1997. Morris is a member of the Board’s Audit Committee and its Compensation Committee. Since January 1992, Morris has been the President of Morris Capital Management, LLC.

13. Defendant Louis P. Neeb (“Neeb”) has been a member of the Board since August 1994. Neeb is a member of the Board’s Audit Committee and is the Chairman of the Board’s Nominating/Corporate Governance Committee. From August 1982 to the present, Neeb has been President of Neeb Enterprises, Inc., a management consulting firm specializing in consulting to restaurant companies.

14. Defendant Cynthia Pharr Lee (“Pharr Lee”) has been a member of the Board since August 1994. Phar Lee is a member of the Board’s Audit Committee and Compensation Committee. Pharr Lee has served as President of C. Pharr & Company, a communications and marketing consulting firm.

15. Defendant Bruce M. Swenson (“Swenson”) has been a member of the Board since June 2011. Swenson is the Chair of the Audit Committee and a member of the Nominating/Corporate Governance Committee. Swenson currently serves as a Managing Director for the investment banking firm Stephens Inc.

16. Defendant Walter Tyree (“Tyree”) has been a member of the Board since 1997. Tyree is a member of the Board’s Compensation Committee and Nominating/Corporate Governance Committee. Since September 2006, Tyree has served as Regional Restaurant Vice President of CBRL Group, Inc., a holding company that, through its subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store.

17. Defendant Raymond E. Wooldridge (“Wooldridge”) has been a director of the Company since June 1997. Wooldridge is the Chairman of the Board’s Compensation Committee and is a member of the Audit Committee and the Nominating/Corporate Governance Committee. Wooldridge currently serves as a Director of Westwood Holdings Group, Inc. and Westwood Trust Company.

18. Defendants Frank, Magusiak, General Franks, Morris, Neeb, Phar Lee, Swenson, Tyree and Wooldridge are collectively referred to herein as the “Individual Defendants.”

19. Defendant Apollo Global Management, LLC (“Apollo”) is a global alternative investment manager with total assets under management of $113 billion

20. Defendant Queso Holdings, Inc. (“Parent”) is a Delaware corporation and an affiliate of Apollo.

21. Defendant Apollo Management VIII, L.P. (“Management VIII”), is a subsidiary of Defendant Apollo.

22. Defendant AP VIII Queso Holdings L.P. (“Queso Holdings”) is a Delaware limited partnership controlled by Defendant Management VIII.

23. Defendant Merger Sub is a Kansas corporation and wholly owned subsidiary of Queso Holdings formed solely to effectuate the Buyout.

24. Defendants Apollo, Management VIII, Queso Holdings, Parent and Merger Sub are collectively referred to herein as the “Apollo Defendants.”

JURISDICTION AND VENUE

25. This Court has jurisdiction over this action pursuant to K.S.A. §60-308(b). CEC has submitted to the jurisdiction of this Court because it is incorporated in Kansas. The members of the Board have submitted to the jurisdiction of this Court by, among other things, acting as directors of CEC while approving the Proposed Buyout. The Apollo Defendants have submitted themselves to this Court’s jurisdiction by transacting business in Kansas by virtue of, among other things, having entered into the Merger Agreement.

26. Venue is proper in this Court pursuant to K.S.A. § 60-604 because CEC’s registered office is located in Shawnee County, Kansas.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders the fiduciary obligations of good faith, trust, loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

28. To diligently comply with these duties, the Board and the executive officers of CEC were obligated to seek maximum value for CEC shares in negotiating the Proposed Buyout. CEC’s officers and Board members were not allowed to take actions that:

a.	would adversely affect the value provided to the Company’s shareholders;

b.	discouraged or inhibited alternative offers to purchase control over the Company or its assets;

c.	contractually inhibited them from complying with their fiduciary duties;

d.	would otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the Company’s shareholders; and/or

e.	would provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

29. In sum, each Individual Defendant owed to CEC and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company, in the use and preservation of its property and assets, and to uphold the highest obligations of fair dealing.

30. At all times relevant hereto, each Individual Defendant was the agent of the others and of CEC, and was at all times acting within the course and scope of such agency. By virtue of such duties, the officers and directors of CEC were required to, among other things: (i) Manage, conduct, supervise, and direct the business affairs of CEC in accordance with all applicable laws, including federal and states laws, regulations, and policies of the Company; (ii) Neither violate, nor permit any officer, director or employee of CEC to violate applicable laws, rules, and regulations; and (iii) Conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest-quality performance of its business, to avoid wasting the Company’s assets, and to maximize the value of the Company’s stock.

31. Plaintiff alleges herein that the Individual Defendants, separately and together, knowingly or recklessly and culpably violated their duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of the Company—violations that the Individual Defendants were aware or should have been aware posed a risk of serious injury to CEC and its stockholders.

32. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty and good faith in connection with the Proposed Buyout, Defendants have the burden of proving the inherent or entire fairness of the Proposed Buyout, including all aspects of its negotiation, structure, price and terms.

SUBSTANTIVE ALLEGATIONS

I.	Background Of The Company

33. CEC is a nationally recognized family dining and entertainment company. The first Company store opened in 1977. The Company was originally incorporated under the name ShowBiz Pizza Place, Inc. and began trading on the NASDAQ Stock Market in 1989. Ten years later, in 1998, the Company changed its name to CEC Entertainment, Inc. and began trading on the NYSE under the symbol “CEC.” Today, CEC develops, operates, and franchises family dining and entertainment centers under the brand name “Chuck E. Cheese’s” in at least 47 states and eight foreign countries.

34. As of December 30, 2012, CEC and its franchisees operated 565 entertainment centers where “a kid can be a kid” (514 Company-owned centers and 51 franchise outlets). The concept is a sit-down pizza restaurant, complemented by arcade games, amusement rides, an animatronic show, and other diversions, such as climbing equipment, tubes, and slides — all mainly directed at families with small children.

35. Building off its strong brand name and fun-filled family atmosphere, CEC has strong financial prospects as demonstrated by its high cash flows, conservative business strategy, and growth prospects. For instance, as explained in a September 5, 2013 SeekingAlpha article, “A Piece of the Pie: Chuck E Cheese Is a De Facto Leverage Buyout For Everyday Investors,” CEC has “significant and growing profits” that are above the industry average, making its stock “cheap by any measure.”

36. This same SeekingAlpha article went on to describe why CEC has been “one of the biggest and most effective generators of shareholder value in the market,” noting the Company’s “great deal of excess cash:”

Chuck E. Cheese is one of the biggest and most effective generators of shareholder value in the market. In the last ten years, the company has bought more than 22 million of its own shares, taking the total number outstanding from over 40 million to 17.5 million as of July of this year. This ongoing buyback program—which Kice assured me will continue even as the stock appreciates—offers everyday investors the chance to get in on a de facto leveraged buyout. ... And that’s not the only way the company is giving back to its investors. In the last quarter of 2010, CEC initiated a quarterly dividend of 20 cents, which has risen every year since. It now stands at 24 cents a share, with a yield of 2.3 percent.

Of course, these measures are only possible because CEC brings in a great deal of excess cash, and it will almost certainly continue to do so. Kice told me that company management believes there is room for another 100 Chuck E. Cheese locations, but that they only plan to open between 12 and 15 per year.

37. CEC’s international growth prospects are also promising. For instance, as reported in an October 2, 2013 SeekingAlpha article, “CEC Entertainment Has an Upcoming Promotion and Long-term International Growth,” the Company “is rapidly working on franchising and growing its concept on an international basis. That catalyst, along with new marketing plans, should send shares of parent company CEC Entertainment (CEC) higher.”

38. Accordingly, on October 31, 2013, in connection with its financial results for the third quarter of 2013, CEC announced that it expected to open eight or nine new Company-owned stores in 2013 as well as twelve to fifteen new Company-owned stores in 2014. CEC also reported a 2.8% total revenue increase for the first nine months of 2013 to $643.2 million. The Company further reported a net income increase for the first nine months of 2013 of 8.4% to $47.9 million. Diluted earnings per share also increased to $2.78 per share as compared to diluted earnings of $2.50 per share in the prior quarter. The Company’s Board also approved a 13% increase in quarterly cash dividends.

39. CEC does not have a lot of competition, which makes its growth trajectory even more plausible and attractive. Indeed, targeted focus on its niche market of families with young children has allowed CEC to modernize and revamp its operations. For instance, as reported by The Motley Fool, CEC has recently supplanted McDonald’s and others as the go-to restaurant for children’s parties and entertainment:

[CEC] is seeing its stock soar to all-time highs. Did you think the chain was left for dead along with the 1980s video arcades? Think again! While traditional fast food restaurants are migrating away from the young child demographic, the chain with the slogan “where a kid can be a kid” is thriving in a niche that has been ditched by its larger competitors.

In the summer 2012, the lovable rat was given a makeover. CEC turned Chuck E. into a “hip, electric-guitar-playing rock star.” It centered its marketing on this new image while spending millions more on televised and digital advertising. The strategy is paying off. Last quarter CEC reported an overall revenue increase of 5.2% to $191.9 million, a same-store sales increase of 2.9%, and an eye-popping 77.5% surge in net income to $7.2 million, or $0.42 per share....

II.	The Board Conducts a Patently Deficient Sales Process

40. When any person sells an asset, the seller naturally takes reasonable steps to get the highest price available. After all, you only get one chance to sell the asset. A corporate board of directors is no different, except unlike a sale by the owner of an asset, in a corporate merger, the board acts in a fiduciary capacity, obliged to act to maximize the value of the asset—the company’s shares—for the benefit of the true owner of the asset—the company’s shareholders.

41. The Proposed Buyout is the product of a flawed process that is designed to ensure the sale of CEC to Apollo on terms preferential to the Individual Defendants and Apollo, and fails to maximize the interests of Plaintiff and the other public shareholders of the Company.

42. If the Proposed Buyout is allowed to close, the Board and Company management will receive $59.5 million in cash, in part from the sale of their unvested and illiquid shareholdings in the Company.

43. In deciding to sell the Company, the Board relied heavily on the Company’s CEO, Defendant Magusiak, the Company’s Chairman of the Board, Defendant Frank, and Goldman Sachs. Each of these Board advisors had significant interests to sell CEC without maximizing shareholder value:

•	Magusiak receives at least $10.3 million if the Company is sold;

•	Frank receives at least $8.2 million if the Company is sold; and

•	Goldman Sachs receives a $12.5 million contingency fee if the Company is sold. Moreover, Goldman Sachs has longstanding and lucrative ties to Apollo, generating millions of dollars in fees from underwriting Apollo offerings and IPO of Apollo portfolio companies.

44. There is no indication in CEC’s disclosures regarding the Proposed Buyout that these significant conflicts were discussed when the Board implemented the process that led to the sale of CEC to Apollo.

45. On February 19, 2013, Defendant Magusiak, informed the Board that, upon the request of CEC’s senior management, Goldman Sachs was in the process of performing a financial analysis and outlining “potential strategic alternatives” for the Company. The Board informed Magusiak that no determination had been made to pursue any such strategic alternative.

46. On April 30, 2013, Defendant Magusiak informed the Board that senior management had discussed a potential sale of the Company with Goldman Sachs. Magusiak further informed the Board that senior management had also approached another investment bank, “Bank B,” in connection with a possible sale of the Company. There is no indication in CEC’s disclosures regarding the Proposed Buyout that the Board had authorized senior management to approach investment banks, including Bank B, to discuss a potential sale of the Company or any other strategic alternatives. The Board again informed Magusiak that no determination had been made to pursue any strategic alternatives.

47. Magusiak was persistent. Three months later, on July 30, 2013, Goldman Sachs and Bank B made formal presentations to the Board regarding a potential sale of the Company. Both investment banks discussed potential strategic and financial acquirers for a potential transaction. Following the presentations, the Board agreed to move forward with an exploration of potential strategic alternatives and approved the retention of Goldman Sachs as the Board’s financial advisor, including a $13 million fee ($12.5 million of which was contingent on a deal). The Board never retained an independent legal advisor in connection with the process of selling CEC to Apollo.

48. Following the July 30, 2013 meeting, the Board placed the process of selling the company into the hands of Magusiak, Frank and Goldman Sachs—each of whom was conflicted because of their significant personal financial interests in completing a sale. Moreover, Magusiak had a strong interest in leading the process towards an acquirer who would continue his employment with the Company following the buyout.

49. During August and September 2013, Magusiak and other members of senior management reporting to him worked closely with Goldman Sachs in preparing a financial due diligence review for potential acquirers of the Company.

50. CEC’s senior management and Goldman Sachs also prepared marketing materials for potential acquirers while the Company’s legal advisor (presumably retained by, and beholden to, senior management), Weil Gotshal, prepared short-form and long-form confidentiality agreements. The long-form confidentiality agreement contained a contractual provision prohibiting counterparties from making an offer for CEC during a standstill period from the period of signing (the “Standstill Provision”). As a result of the Standstill Provision, any party who signed the agreement as a condition to conducting diligence in support of its bid is precluded from now making an offer to CEC, even if that bidder would be willing to pay more than Apollo offered in the Proposed Transaction.

51. During a telephonic meeting on October 9, 2013, the Board decided to move forward with exploring the sale of CEC and instructed Goldman Sachs to contact potential bidders. There is no indication that the Board was even aware of the Standstill Provision when it agreed that potential bidders should sign a confidentiality agreement.

52. In October 2013, Goldman Sachs contacted 18 potential bidders, only one of whom was a strategic buyer (i.e. a buyer who would agree to pay a higher premium because of anticipated synergies with its own business but who is less likely to need to retain CEC’s current senior management team). The remaining 17 bidders contacted by Goldman Sachs were financial buyers—buyers who would see CEC as a financial investment and who in all likelihood would not seek to replace senior management (including Magusiak) after the transaction.

53. Goldman Sachs and CEC’s senior management required the twelve potentially interested bidders to execute a confidentiality agreement with the Standstill Provision. As a result of the Standstill Provision, these bidders are contractually prohibited from buying CEC on terms that are superior to the Proposed Buyout by Apollo. Moreover, as discussed in detail below, the Board has agreed that it will not waive this contractual provision if a bidder nevertheless tries to make a superior offer.

54. Although senior management clearly had an interest in dissuading any potential acquirer who would not agree to keep them on following a transaction, including if such an acquirer planned to submit a superior offer for shareholders, the Board appointed no independent Board member to lead (or at least participate in) these discussions,

55. Following their discussions with management, six of the eight potential bidders withdrew from the process.

56. On November 26, 2013, “Party J” and Apollo submitted expressions of interest. Party J’s expression of interest valued CEC at an indicative range of $55 to $60 per share. Apollo valued CEC at $55 to $56 per share.

57. A few days later, on December 2, Goldman Sachs informed the Board that both buyers were financially capable bidders who had expressed a strong interest in acquiring the Company. Goldman Sachs also informed the Board that Apollo wanted to accelerate the process for its bid. There is no indication in CEC’s disclosures that the Board instructed Goldman Sachs to inform Party J that it was considering an accelerated sales process in response to Apollo’s request.

58. On December 10, 2013, Defendants Magusiak and Frank updated the Board on their discussions with Apollo and Party J. Magusiak informed the Board that Apollo continued to ask for an acceleration of the process with respect to its bid while Party J—apparently not informed that the process would be accelerated—was following the formally announced timeline that senior management and Goldman Sachs had previously announced. Two days later, on December 12, CEC’s senior management gave a presentation to Apollo and its advisors. Party J had to wait for another week before receiving its presentation from CEC’s management.

59. During late December 2013 and early January 2014, the Company’s senior management and Goldman Sachs had numerous telephone conversations with Apollo and its advisors regarding the Company, including the Company’s projected operating performance, marketing strategy, finance, accounting and tax considerations, the Company’s information technology systems, and “human resource topics.” No such telephone calls with critical information about the Company took place with Party J.

60. On December 27, 2013, Defendants Magusiak and Frank met with Apollo to further discuss Apollo’s interest in acquiring CEC and Apollo’s “overall vision going forward.” This disclosure language is likely a corporate euphemism to say that Apollo’s “vision” included keeping the Company’s senior management in place following the Proposed shareholder Buyout.

61. On December 30, 2013, Defendant Magusiak again discussed sensitive information with Apollo, including CEC’s preliminary financial results for the fourth quarter of 2013. Again, Magusiak apparently did not discuss the same sensitive information with Party J. Thus, while Apollo constantly received highly sensitive and critically important information, Party J was kept completely in the dark on the timing and the substance of the Proposed Buyout.

62. On January 7, 2013, CEC sent “second round” process letters to Apollo and Party J, instructing each of them to submit a final definitive offer by January 29, 2014. Later that day, Apollo submitted a detailed bid for the Company at $52.50 per share, including (1) a condition that the Company adopt a poison pill to ensure the success of its low-ball offer; and (2) detailed information about the Company that Apollo had obtained from its exclusive conversations with Magusiak and Frank to justify a lower bid. The fact that Apollo submitted its bid on the same day that CEC sent its second round process letter strongly suggests Apollo knew from its discussions with senior management and Goldman Sachs that this letter was forthcoming and that it was prepared to win the bidding by expediting the process to exclude Party J. Again, no such information was apparently provided to Party J.

63. Party J must have understood that Apollo was senior management’s favored bidder and was receiving sensitive inside information. The day after Apollo submitted its detailed bid (on the very same day that the Company sent its second round process letter), Party J withdrew itself from the process. Goldman Sachs and Magusiak immediately informed the Board that Apollo was the only remaining bidder.

64. Almost certainly understanding that Apollo was receiving inside information and senior management’s favored bidder, Party J withdrew itself from the process the next day, on January 8. Goldman Sachs and Magusiak immediately informed the Board that Apollo was the only remaining bidder.

65. On January 12, 2013, Apollo submitted a “final” offer of $54 per share, expressing a strong desire to execute a merger agreement in the next 24 hours. At this time, the Board had not yet agreed to Apollo’s requirement that the Company adopt a poison pill, pay a significant termination fee, and implement a very limited go-shop (as discussed in detail below).

66. During a January 13 telephonic meeting of the Board, Goldman Sachs updated the Board on the discussions with Apollo. The Board asked whether any other potential bidders had come forward, forcing senior management and Goldman Sachs to disclose to the Board that three new buyers had expressed interest in acquiring the Company. CEC’s filings do not disclose whether these new bidders were strategic or financial buyers.

67. Senior management and Goldman Sachs downplayed the significance of the new bidders, however, stating that they were unlikely to have the financial capability to buy the Company. The Board made no further inquiries, even though it had just discovered that senior management and Goldman Sachs were not forthcoming with critically important information about potential acquirers who might present a competing bid. For example, there is no indication that the Board even asked whether the new bidders were strategic or financial buyers.

68. On January 14, 2014, the Board dropped its opposition to Apollo’s poison pill. The timing of the Board’s decision and the information contained in CEC’s public filings strongly suggest that the Board obtained no consideration at all for agreeing to include poison pill in the Proposed Buyout.

69. On January 15, 2014, the Board agreed to a $46.6 million termination fee, a very restricted go-shop, and a no solicitation provision that barred the Board from that prevents the Board from terminating, amending, releasing, modifying or failing to enforce the standstill agreements with potential bidders other than Party J. Again, the timing of the Board’s decision and the information contained in CEC’s public filings strongly suggest that the Board obtained no consideration at all for agreeing to onerous deal protections in the Proposed Buyout.

70. The Merger Agreement was signed early the following morning. The signing of the Merger Agreement was announced a few hours later.

III.	The Proposed Buyout Does Not Adequately Value CEC

A.	The Defendants’ Unfair Process Taints The Valuation

71. The Proposed Buyout does not adequately value the Company, particularly when considering CEC’s present and future growth and profitability objectives.

72. The conflicted and unfair process engaged in by Defendants has resulted in the Proposed Buyout price of $54 per share, which is unfair and undervalues CEC’s stand-alone value. Indeed, the Company’s share price increased more than 60% between March 2013 and January 2014:

73. According to The Street Report, CEC has earned a strong Buy rating since May 2013 (reiterated on January 19, 2014):

RECOMMENDATION

We rate CEC ENTERTAINMENT INC (CEC) a BUY. This is driven by a few notable strengths, which we believe should have a greater impact than any weaknesses, and should give investors a better performance opportunity than most stocks we cover. The company’s strengths can be seen in multiple areas, such as its solid stock price performance, reasonable valuation levels and expanding profit margins. We feel these strengths outweigh the fact that the company has had generally high debt management risk by most measures that we evaluated.

74. The $54 Buyout price is only 11.5% above CEC’s $48.43 closing price on January 15, 2014, the day before the deal was announced and CEC stock has consistently traded above the Buyout price and as high as $55.14 on January 21, 2014. Indeed, the stock was likely to continue to increase well beyond the offer price. As noted above, the Company occupies a dominant position in a niche market, has seen substantial growth, and is poised for further growth by opening additional stores in the U.S. and abroad.

75. The Company’s success and future growth prospects have been reflected in the Company’s financial performance. For example, on August 1, 2013, the Company reported financial results for the second quarter of 2013, reflecting a 77.5% net income increase to $7.2 million and a 5.2% total revenue increase to 191.9 million. CEC also reported an 11.3% increase in net income for the first six months of 2013 and a 4.2% increase of total revenues for the first six months of 2013. Commenting on the Company’s strong performance, Defendant Magusiak said:

Our management team is pleased with the revenue and profit results of the second quarter and first half of 2013. Revenue in the second quarter increased 5.2%, driven by our 2.9% growth in comparable store sales and new store development. The combination of increased revenue and the implementation of our profit strategies improved our store level operating margins by 250 basis points....

We believe that we have developed a solid plan to increase comparable store sales, grow our concept with both domestic and international new locations and improve our profitability. Our team is focused and dedicated to executing and continuously improving our strategy.

76. Accordingly, the Proposed Buyout undervalues CEC. Moreover, the valuation does not reflect CEC’s value to a strategic buyer, including the substantial synergies and cost-savings that can be achieved. As noted above, the Individual Defendants and Goldman Sachs all but ignored potential strategic buyers for the Company.

B.	Goldman Sachs Has Not Concluded That The Proposed Buyout Is Fair Or That $54 Per Share Is The Best Obtainable Price

77. On January 15, 2014, Goldman Sachs provided a “fairness opinion” to the Board. The opinion states that as of January 15, “$54 per share in cash per Share to be paid to the holders ... of Shares pursuant to the [Merger] Agreement is fair from a financial point of view to such holders of Shares.”

78. The Goldman Sachs fairness opinion did not advise the Board that Apollo’s offer is the best that can be reasonably achieved. In fact, Goldman Sachs expressly disclaims any opinion about the value of CEC as a stand alone entity and the value of possible alternative transactions: “Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.”

79. Furthermore, Goldman Sachs also disclaims any view on the fairness of the terms of the Merger Agreement that effectively lock-up the deal, including the poison pill: “We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement ... including any stockholder rights plan to be adopted by the Company, or entered into or amended in connection with the Transaction.”

IV.	The Board Breached Its Fiduciary Duties By Agreeing To Onerous Deal Protection Devices

A.	The Poison Pill Lock-Up

80. To ensure that Apollo, and only Apollo, acquires CEC, Defendants included several deal protection devices in the Merger Agreement. On January 15, 2014, in connection with the Merger Agreement, the Board approved a shareholder rights plan or “poison pill” to make it prohibitively expensive for any bidder other than Apollo to acquire more than 10% of CEC’s outstanding shares. As the Right Plan itself makes clear, “it works by imposing a significant penalty upon any person or group which acquires 10% or more of our outstanding common stock without the approval of [the] Board.”

81. Section 13 of the Right Plan (Exhibit B-l to the Merger Agreement) provides as follows:

In the event, directly or indirectly, at any time after a Person has become an Acquiring Person, (a) the Company shall effect a share exchange, consolidate with, or merge with and into, any other Person, (b) any Person shall effect a share exchange, consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such share exchange or merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property, or (c) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person other than the Company or one or more of its wholly-owned Subsidiaries, then, and in each such case, proper provision shall be made so that (i) each holder of a Right (except as otherwise provided herein) shall thereafter have the right to receive, upon the exercise thereof at a price equal to the then current Purchase Price multiplied by the number of one ten-thousandth of a Preferred Share for which a Right is then exercisable, in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares of such other Person (including the Company as successor thereto or as the surviving corporation) as shall equal the result obtained by (A) multiplying the then current Purchase Price by the number of one ten-thousandth of a Preferred Share for which a Right is then exercisable and dividing that product by (B) 50% of the then current per share market price of the Common Shares of such other Person (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer...

82. Effectively, the poison pill makes it prohibitively expensive for potential acquirers other than Apollo to acquire the Company. There was not a legitimate reason for implementing a poison pill when the company is being sold and the Board has an obligation to obtain the highest possible price. As such, the poison pill is onerous and an improper deal protection that has the immediate and absolute effect of discouraging potential acquirers from making a competitive and superior bid for the Company.

B.	The Merger Agreement Deal Protections

83. In addition to the poison pill (by itself excessively onerous), the Board agreed to further deal protection devices in the Merger Agreement that will preclude a fair sales process for the Company to the detriment of CEC’s public shareholders, including Plaintiff and the Class.

1.	The No Solicitation Provision And Limited, Two-Week Go-Shop Exception

84. The Board agreed in Section 6.3 of the Merger Agreement to a restrictive No-Solicitation Provision that prevents the Board from providing confidential due diligence information to or even communicating with, potential third parties except under very limited circumstances. Indeed, Section 6.3 of the Merger Agreements requires that the Company terminate all prior ongoing discussions.

85. The No Solicitation Provision has a limited exception for Party J. Section 6.3 allowed the Company to engage in discussions with Party J for a period of two weeks after signing and announcing the Merger Agreement. This is an unusually short period and illusory, especially when considered in combination with the other deal protections, and given the fact that Party J had expressly withdrawn itself from the process on January 8, 2014.

86. The Merger Agreement in section 6.3 also prohibits the Board from waiving or failing to enforce the terms of any prior signed confidentiality agreement and standstill, except as provided under the term of the very restricted go-shop. This provision also improperly restricts the Board’s ability to properly shop the Company.

87. The presence of the No Solicitation Provision can only be designed to provide a greater layer of protection for the Proposed Buyout, and to effectively dissuade offers from third parties. In addition, the Board agreed to provide Apollo with a top-up option (the “Top Up”) whereby Apollo can attain the 90% plus one shares necessary to accompany a short-form merger squeeze out even only 50% of the CEC stockholders tender their shares. In addition, the Tender Offer began on January 16, 2013, concurrently with the limited Go-Shop Period, thereby further limiting the success of the already short Go-Shop Period.

2.	The Matching Rights

88. Section 6.3(h) of the Merger Agreement grants Apollo recurring and unlimited Matching Rights, which provide Apollo: (1) unfettered access to confidential, nonpublic information about competing proposals from third parties which Apollo can then use to formulate a matching bid; and (ii) between two and five business days in which the Company must negotiate in good faith with Apollo and allow Apollo to amend the terms of the Merger Agreement to make a counter-offer. Under the Matching Rights, Apollo need only match a superior proposal from a third party – Apollo is not required to top such an offer.

89. Apollo’s Matching Rights dissuade interested parties from making an offer for the Company by providing Apollo with the ability to maneuver around any competing offer and the opportunity to make repeated matching bids to counter any competing superior offers. Potential acquirers are dissuaded to invest the time and resources that are required to make a competing bid if they know that Apollo will be able to review the particulars of that bid at no cost before making a matching counteroffer. As a result, the Merger Agreement unfairly favors Apollo over any potential third party that may provide a superior offer for the Company.

3.	The Termination Fee

90. The Board further reduced the possibility of maximizing shareholder value by agreeing to a punitive Termination Fee. The Termination fee is payable if, among other situations, the Board terminates the Proposed Buyout and the Company consummates a transaction with another interested bidder. Thus, the Termination Fee will be payable by any third-party acquirer, driving up the cost of the acquisition and transferring money to Apollo that potentially could have been paid (in whole or in part) to CEC’s shareholders.

91. The two-tiered structure of the Termination Fee is misleading because the lower tier $23.3 million Termination Fee only applies to a transaction with Party J. As a result almost all competing parties will be subject to the higher tier Termination Fee of $46.6 million. This punitive Termination Fee does not yet include payment of up to $7 million of Apollo’s expenses.

92. The inclusion of the Termination Fee serves to deter competing bidders from making bids and prevents the Board from properly exercising its fiduciary duties to obtain the best available strategic alternative – maximizing shareholder value – for CEC’s shareholders. The Termination Fee is an unreasonable barrier to competing offers and substantially increases the likelihood that the Proposed Buyout will be consummated, regardless whether this strategic alternative maximizes shareholder value and leaving CEC shareholders with much reduced opportunity to receive a superior offer. The $46.6 million Termination Fee and $7 million in expenses cannot be justified as a reasonable and proportionate measure to protect Apollo’s investment in the three-month transaction process,

C.	The Onerous Deal Protection Devices Ensure that the Company Will Not Receive A Competing Offer

93. Together, the preclusive deal protective devices in the Righs Agreement and the Merger Agreement improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives. Nor are such competing offers unlikely. As Professor Steven M. Davidoff noted in The New York Times, [t]he deal contains a number of unusual provisions which seem to suggest that Apollo is concerned about a competing bid or a challenge.” S. M. Davidoff, “Apollo’s Rush to Get the Chuck E. Cheese Deal Done,” (N.Y. Times, Jan. 17, 2014). The Wall Street Journal agrees, noting in an article entitled, “Chuck E. Cheese Deal Structured for Speed” that:

Apollo Global Management LLC APO -2.75% doesn’t want anyone monkeying around with its deal for Chuck E. Cheese. The private-equity firm’s $947 million buyout of CEC... features a fast-moving deal structure, a “poison pill” that could deter activist hedge funds and rival bidders, and a notably short window for CEC to look for other offers.

94. Thus, by including the poison pill and the deal protection devices, Defendants have ensured that no competing offers will emerge, making the Proposed Buyout a done deal.

95. By agreeing to the deal lock-ups after a defective and flawed process, Defendants have breached their fiduciary duties of loyalty, good faith, due care, independence and fair dealing, and have aided and abetted other Defendants in their breaches. Because the deal protection devices (including the poison pill) operate to block any other potential acquirers, immediate judicial intervention is warranted to recertify existing and future irreparable harm to CEC’s shareholders. Under the current terms, the Proposed Buyout: (1) does not adequately value CEC’s shares; (2) was approved by a Board that improperly abdicated its responsibilities by delegating the negotiation of the Proposed Buyout to conflicted advisors; and (3) is implemented in a Rights Agreement and a Merger Agreement with deal protections that preclude the emergence of a competing offer.

96. As a direct result of the Board’s breaches of duty, the Proposed Buyout will benefit the Individual Defendants and Apollo to the detriment of the Company’s public shareholders. Accordingly, in the absence of injunctive relief, CEC’s shareholders will not be able to make an informed decision about whether to tender their shares in the Proposed Buyout.

V.	Material Misstatements/Omissions in The Company’s 14D-9

97. The 14D-9 fails to provide the Company’s stockholders with material information, thereby rendering stockholders unable to make an adequately informed decision whether to tender their shares into the Tender Offer or whether to exercise their appraisal rights. While the 14D-9 discloses that Goldman provided substantial investment banking and financial advisory services to Apollo (and its affiliates) during the last two years and that it has received compensation for this work, the 14D-9 fails to disclose the critical information of the amount of fees by Apollo paid to Goldman so that stockholders can compare this remuneration to the $13 million Goldman received in connection with its fairness opinion for the Buyout. Without this material information, stockholders cannot properly evaluate Goldman’s conflict. The Delaware Court of Chancery has held that this type of disclosure is material to stockholders and has enjoined a buyout pending this disclosure. See In re Art Tech. Grp., Inc. S’holders Litig., Del. Ch., C.A. No. 5955-VCL (Dec. 20, 2010) (Tr.) at 101:24-102:9 (“I do think that given the nature of the disclosures already in the proxy, given the magnitude of the fees on the [buyer’s] side, there needs to be supplemental disclosures of that.... Because I do think that that [the financial advisor] issue is material, I will be enjoining the vote on the transaction.”).

98. The 14D-9 also does not disclose whether Goldman informed the Board of its longstanding relationship with Apollo and its affiliates and whether the Board waived this conflict or considered hiring another financial advisor after learning of the conflict.

99. The 14D-9 does not disclose the identity of Bank B. This information is important to determine whether Bank B is one of the three financial advisors to Apollo in connection with the Buyout.

100. The 14D-9 is further incomplete because it does not disclose that the Buyout price is only an 11.5% premium to the January 15, 2014 closing price- the last trading before the 31 Buyout was announced. This is surprising given that Goldman conducted a Selected Historical Premia Analysis for one-day premium and one-month premium for all announced and completed all cash transactions between $1 billion and $5 billion involving United States companies from January 1, 2008 to December 31, 2013. Goldman’s analysis resulted in a 24.6% premium for one day and 21.8% premium for one-month, but does not disclose that, in comparison, CEC stockholders will only receive a 11.5% one-day premium in the Buyout.

101. The 14D-9 should disclose the terms of the standstill agreements that the Company entered into with interested financial and strategic parties in order for stockholders to determine whether or not these provisions will prevent a topping bid for the Company.

CLASS ACTION ALLEGATIONS

102. Plaintiff brings this action pursuant to K.S.A. § 60-223 on behalf of itself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors-in-interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

103. This action is properly maintainable as a class action for the following reasons: (i) The Class is so numerous that joinder of all members is impracticable. As of January 14, 2014, there were more than 17.5 million shares of CEC stock issued and outstanding, with more than 16 million shares owned by stockholders other than Defendants and their affiliates; (ii) Plaintiff is committed to prosecuting this action and has retained competent counsel that is very experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class; (iii) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; (iv) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

104. There are questions of law and fact that are common to the Class including, inter alia, the following: (i) Whether the Individual Defendants breached their fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; (ii) Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class; (iii) Whether the Apollo Defendants have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and (iv) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein..

COUNT I

Breach Of Fiduciary Duty Against The Individual Defendants

105. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

106. The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care and loyalty, owed to public stockholders of CEC.

107. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CEC.

108. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the stockholders of CEC because, among other reasons, they failed to:

a.	ensure a fair process;

b.	fully inform themselves of the process run by CEC’s senior management and Goldman Sachs;

c.	fully inform themselves of the market value of CEC before entering into the Proposed Buyout;

d.	act in the best interests of the public shareholders of CEC common stock;

e.	maximize shareholder value;

f.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Buyout;

g.	act in accordance with their fundamental duties of good faith, due care and loyalty.

109. Because the Individual Defendants dominate and control the business and corporate affairs of CEC, and are in possession of private corporate information concerning CEC’s business and future prospects, there is an imbalance and disparity of knowledge between them and CEC’s public shareholders which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

110. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. As a result of the actions of Defendants, Plaintiff and the Class have been and will be irreparably harmed.

111. Unless the Proposed Buyout is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, will not engage in arm’s-length negotiations of the Proposed Buyout’s terms, and will not supply to CEC’s shareholders sufficient information to enable them to make an informed decision regarding the tender of their shares in connection with the Proposed Buyout, and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

112. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT II

Claim For Failure To Disclose Against The Individual Defendants

113. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

114. Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the 14D-9 so that CEC’s stockholders can make an informed decision as to whether to tender their shares into the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

115. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

COUNT III

Claim For Aiding And Abetting The Individual Defendants’

Breach Of Fiduciary Duties Against The Apollo Defendants

116. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

117. The Apollo Defendants are sued herein as aiders and abettors of the breaches of fiduciary duty outlined above by the Individual Defendants.

118. The Apollo Defendants have acted and is acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to CEC’s public stockholders, and have participated in such breaches of fiduciary duties, including by insisting on the poison pill and the other Merger Agreement provisions complained of herein that only benefit Apollo.

119. The Apollo Defendants have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Apollo Defendants rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Buyout in breach of their fiduciary duties.

120. As a result of the Apollo Defendants’ aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class were damaged in that they were prevented from obtaining a fair price for their shares.

121. Plaintiff has no adequate remedy at law. Only through the exercise of the Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

A.	Declaring that the action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.	Declaring that the Merger Agreement was entered into in breach of the Individual Defendants’ fiduciary duties and is therefore unlawful and unenforceable;

C.	Declaring that the deal protections (including the poison pill) are unlawful, unenforceable and constitute a breach of fiduciary duties by the Individual Defendants;

D.	Enjoining Defendants and the Company, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders;

E.	Order the Defendants to disclose to CEC public stockholders the omitted material information alleged herein in an amended to the 14D-9, and if necessary, extend the closing of the tender offer in order for this information to be fully disseminated to stockholders;

F.	Granting Plaintiff and the Class rescissory damages;

G.	Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

H.	Requiring Defendants to disclose all information material to the Proposed Buyout;

I.	Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees and expenses; and

J.	Granting such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL

The Plaintiff hereby demands this matter be heard by a jury.

Dated: January 31, 2014

OF COUNSEL:	Kenner Nygaard DeMarea & Kendall LLC

/s/ Diane A, Nygaard
Mark Lebovitch David Wales Jeroen van Kwawegen Stefanie J. Sundel BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP 1285 Avenue of the Americas New York, New York 10019 (212) 554-1400	Diane A, Nygaard, KS#10997 Andrew M. DeMarea, KS#16141 11050 Roe Ave., Suite 212 Overland Park, KS 66211 Phone: (816) 531-3100 Fax: (816) 531-3600 E-mail: diane@kndklaw.com andy@kndklaw.com

IN THE DISTRICT COURT OF SHAWNEE COUNTY, KANSAS

LOUISIANA MUNICIPAL POLICE	: :
EMPLOYEES’ RETIREMENT SYSTEM,	:
on behalf of itself and all other similarly situated stockholders of CEC Entertainment, Inc.,	: :	Case No.
:
	:	Division
:
	:	Chapter 60
Plaintiffs,	:
:
v.	:
:
RICHARD M. FRANK, MICHAEL H.	:
MAGUSIAK, RETIRED GENERAL TOMMY	:
FRANKS, TIM T. MORRIS, LOUIS P. NEEB,	:
CYNTHIA PHARR LEE, BRUCE M.	:
SWENSON, WALTER TYREE, RAYMOND	:
E. WOOLDRIDGE, CEC ENTERTAINMENT,
INC., APPOLLO GLOBAL MANAGEMENT,
LLC, APOLLO MANAGEMENT VIII, L.P.,
QUESO HOLDINGS INC., AP VIII QUESO
HOLDINGS L.P., AND Q MERGER SUB INC.,

Defendants.

VERIFICATION AND AFFIDAVIT OF R. RANDALL ROCHE IN SUPPORT

LOUISIANA MUNICIPAL POLICE EMPLOYEES’ RETIREMENT SYSTEM’S

CLASS ACTION PETITION

R. Randall Roche, being duly sworn, does hereby state as follows:

1. I am General Counsel for the Louisiana Municipal Police Employees’ Retirement System (“Plaintiff’ or “LAMPERS”), plaintiff in the above-captioned action, and have read the foregoing class action petition and know the contents thereof, and the same is true of my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters, I believe them to be true.

2. LAMPERS has continuously held the common stock of CEC Entertainment, Inc. at all relevant times alleged. Neither I nor LAMPERS have received, been promised, or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as representative party in this action except: (i) such damages or other relief as the Court may award LAMPERS as a member of the Class; (ii) such fees, costs, or other payments as the Court expressly approves to be paid to LAMPERS; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

/s/ R. Randall Roche
R. Randall Roche

Sworn to before me this

30 day of January, 2014

/s/ Joanna Venable

Notary-Public

Joanna Venable

Notary ID # 42088

Commission for Life